Exhibit 99.1

Sapiens Announces New Version of Sapiens IDITSuite for Property & Casualty,
Featuring Automatic Claims Payments and “Next Best Action”

Instant claims payments will save time for agents and insureds, and automatically identifying customers’ next best actions will streamline processes and increase customer satisfaction

Holon, Israel – April 15, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the general availability of its upgraded Sapiens IDITSuite for Property & Casualty for customers and P&C insurance providers worldwide.

Sapiens’ IDITSuite – which handles policy, billing and claims – now features upgraded claims straight- through-processing capabilities, with automatic claims triage and payments functionality. P&C insurance claims can be paid instantly, regardless of channel. This new functionality will free insurance personnel to handle more mission-critical tasks. Automation will result in fewer errors and instant payments, with automatic triage and payment capabilities enabling a greater level of automation via Sapiens’ business intelligence solution. These capabilities will be used by Sapiens’ customer and agent portal solutions, in addition to the core system.

Sapiens IDITSuite version 15.1 now also features “next best action”, via a rules-driven engine. The suite can immediately identify the service provider best positioned to help insureds. For example, IDITSuite will factor in proximity, availability and required service type to help insureds select the optimal service garage following an accident. This personalisation will enable providers to offer P&C insureds the immediate and modern customer experience they now expect across verticals.

“The Sapiens team has again affirmed its commitment to meeting market needs and strengthening one of our core offerings,” said Roni Al-Dor, Sapiens president and CEO. “We continue to invest in our product portfolio and engage in dialogue with clients to bring innovation that will empower Sapiens’ customers.”

The upgraded group insurance module of the new IDITSuite version provides additional options to customers and workers unions that rely on the suite. Group functionality offers both opt-in and mandatory enrollment configured to meet growing customer and vendor digitisation needs.

Insurance agents will benefit from better distribution channel management, with noticeable improvement in intermediary statements, agent commission calculation and the assignment of agent tasks.

Additionally, Sapiens IDITSuite’s API layer integration will enable fast connection to any partner’s system, so P&C providers can easily expand their digital ecosystems to adapt to today’s rapidly changing environment.

“In addition to its many other benefits, this new version of Sapiens IDITSuite will enhance the operational efficiency of complex policies via a user-friendly flow and offer improved distribution channel management,” said Liana Gelikas, president of Sapiens’ Property and Casualty and Reinsurance division. “Our team has worked diligently to develop this new version and we are proud to see it released to the market.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com